EXHIBIT 12.1
AMERICAN EXPRESS CREDIT CORPORATION
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,		Years Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

Earnings:
Net income	$293	$199	$415	$234	$260	$228	$277
Income tax provision	50	44	50	75	135	118	140
Interest expense	749	533	1,141	863	852	916	1,458

Total earnings (a)	$1,092	$776	$1,606	$1,172	$1,247	$1,262	$1,875

Fixed charges - interest expense (b)	$749	$533	$1,141	$863	$852	$916	$1,458

Ratio of earnings to fixed charges (a/b)	1.46	1.46	1.41	1.36	1.46	1.38	1.29